Sound Point Floating Rate Income Fund
1185 Avenue of the Americas, 36th Floor
New York, New York 10036
(212) 895-2260

November 20, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Sound Point Floating Rate Income Fund
Name Change Confirmation

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of Sound Point Floating Rate Income Fund (the “Trust”) is a Name Change Confirmation.

Please call the undersigned at (212) 895-2260 with any questions relating to the filings.

Sincerely,

By: /s/ Kevin Gerliz

Kevin Gerliz
Trustee, Treasurer and Secretary